AB* 4/28

08031452

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
APR 29 2008
THOMSON REUTERS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARJENT SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Davanzo 212-446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 25 2008
DIVISION OF REGISTRATION AND EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AT 4/28

OATH OR AFFIRMATION

I, George Davanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARjENT Services LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

VERITY SANSOUCI
Notary Public, State of New York
No. 01SA6039018
Qualified in Queens County
Commission Expires ~~March 20, 20~~ 5/10/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ARJENT SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

CONTENTS

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Arjent Services LLC
New York, New York

We have audited the accompanying statement of financial condition of Arjent Services LLC (the "Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Jericho, New York
April 14, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

ARJENT SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 225,543
Due from clearing broker	527,081
Furniture, fixtures and equipment - net	67,021
Due from Arjent Services Limited	50,000
Due from Arjent US, LLC	731,848
Other assets	104,130
Total assets	$1,705,623

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 38,077
NYC Unincorporated Business Tax payable	23,835
Due to Arjent Limited	468,679
Due to Arjent Ltd.	92,500
Deferred income	318,184
Total liabilities	941,275
Commitments and contingencies - see notes	
Member's equity	764,348
Total liabilities and member's equity	$1,705,623

See accompanying notes to financial statements.

NOTE 1 - <u>DESCRIPTION OF BUSINESS</u>

Arjent Services LLC (the "Company"), is a Delaware limited liability company located in New York City. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Arjent Services Limited ("ASL"), a UK holding corporation established in June 2006.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safekeep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

NOTE 2 - <u>SIGNIFICANT ACCOUNTING POLICIES</u>

Revenue recognition

The Company records securities transactions and related revenue and expenses on a trade-date basis. Secondary clearing fees are remitted to the Company on a monthly basis pursuant to a secondary clearing agreement (see Note 6). Fees and commission participation payments are recorded as received (see Note 6).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing these financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

New Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and

subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

Cash Concentration

At December 31, 2007, the Company had cash on deposit with one financial institution totaling $225,543, which exceeded FDIC coverage by $125,543.

NOTE 3 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, RBC Dain Correspondent Services, ("Dain", or "clearing broker") to carry its accounts. The clearing broker maintains custody of any Company securities and cash balances which may be due from the broker. These securities and/or cash positions serve as collateral for any amounts due to and as collateral for potential defaults of the Company's customers which are carried on the books and records of Dain.

The Company is subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody. The clearing receivable at December 31, 2007 includes a $50,000 cash deposit.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 29,183
Computers and other equipment	68,168
	97,351
Less: Accumulated depreciation	(30,330)
Total	$ 67,021

NOTE 5 - OTHER ASSETS

Prepaid expenses	$ 34,700
Customer accounts, net of accumulated amortization of $8,333	66,667
Other	2,763
	$104,130

In August 2007, the Company purchased customer accounts from another brokerage firm for a cash payment of $75,000. The Company is amortizing the cost of the accounts over three years, which is management's estimate of their economic life.

NOTE 6 - RELATED PARTY TRANSACTIONS

Secondary Clearing Agreement

The Company has entered into a secondary clearing agreement (SCA) with its clearing broker and Arjent Limited (Arjent), a London-based UK Limited Company registered in the United Kingdom as a broker-dealer with the Financial Services Authority (FSA).

Under terms of the SCA, the clearing firm provides to Arjent the same services, rights and privileges as those accorded the Company, and Arjent has all the obligations, indemnities and liabilities that the Company is bound by under the primary clearing agreement. The Company will remain primarily responsible and liable to its clearing firm for acts or omissions of Arjent and its employees or agents while the SCA is in effect, and has further agreed to indemnify the clearing firm for Arjent's nonperformance under the SCA. Arjent, in turn, has agreed to indemnify and hold the Company harmless against losses incurred by the Company arising out of the SCA, and currently pays the Company a monthly secondary clearing fee. At December 31, 2007, the Company owed Arjent $468,679, which was remitted in January 2008.

Arjent US, LLC

The Company has a loan receivable from Arjent US, LLC, an affiliated entity in which Arjent Limited and Arjent Ltd. own a 76% and 24% interest, respectively. The loan, in the amount of $731,848, is non-interest bearing and due on demand.

Arjent Capital Markets, LLC

Alzeon Partners LLC (Partners), an affiliated company, has a 10% investment in Arjent Capital Markets, LLC (ACM), a joint back office (JBO) operation that trades securities on a proprietary basis using capital provided by investors, professional traders and the JBO's managing members. ASL owns a 41% interest in ACM as well. ACM paid commissions to the Company in 2007 in consideration of the referral of investment capital to the JBO.

Alzeon Partners, LLC

During 2007, the Company paid management fees to Partners.

Administrative Services and Expense Agreement

The Company is a party to a services and expense sharing agreement with two affiliated entities, Arjent Ltd. and Arjent US, LLC. The agreement provides for allocations of administrative overhead and professional services and the use of office space and computer resources. Allocations and reimbursement of expenses are determined at cost based on actual usage.

NOTE 7 - INCOME TAXES

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the NYC Unincorporated Business Tax (UBT) on taxable income. The UBT tax return is filed in combination with Partners; however, the Company's tax provision is computed on a separate company basis.

NOTE 8 - LEGAL MATTER

The Company and two of its affiliates ("Respondents") are parties to an arbitration filed in September 2007 by Ridge Clearing & Outsourcing Solutions, Inc., f/k/a ADP Clearing & Outsourcing Services, Inc. ("Claimant" or "Ridge"). Ridge is a clearing broker that entered into a Fully Disclosed Clearing Agreement with the Respondents in August 2006. A dispute subsequently arose over the breach of certain obligations contained in the agreement, which led the Claimant ultimately to declare the Respondents in default and exercise its right to terminate the Agreement. In July 2007, Ridge served notice to the Company of such termination, and, in the subsequent arbitration claim, alleged damages of approximately $970,000 against each of the three Respondents plus costs.

The Respondents, through their counsel, have denied the claims and asserted counterclaims against Ridge for its failure to comply with the terms of the Agreement. The Company and its counsel are prepared to defend the matter vigorously, but are unable to predict the outcome or estimate a possible loss or range of loss due to the early stages of the litigation. The case is currently in the pleading stage.

NOTE 9 - CLEARING AMENDMENT

In August 2007, the Company and Dain amended their fully disclosed clearing agreement. The amendment includes an extension revenue payment, which Dain provided in consideration of a contract extension through May 1, 2011. The payment

has been deferred on the Company's Statement of Financial Condition, and is being credited to income on a straight-line basis over the remaining term of the agreement.

As previously discussed, the Company is currently engaged in a dispute with Ridge (see Note 8). The Dain amendment provides that in the event the Company is unable to obtain a release from Ridge (or any other clearing firm with which the Company has a clearing arrangement), the Company will not be liable for early termination fees required under the Dain contract, to the extent such fees apply to any months after April 2008. Further, in the event the Company is required by judicial order to transfer its business to Ridge, the Company will only be obligated to repay Dain a portion of the cash advances mentioned above.

NOTE 10 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of $280,028 and $31,522, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.69 to 1.

NOTE 12 - SUBSEQUENT EVENT

Broker-dealer withdrawal

On February 12, 2008, Arjent Ltd., one of the Company's affiliates, filed a request with the SEC to cease brokerage operations and withdraw its registration as a

securities broker-dealer. The withdrawal is expected to become effective within 60 days of filing.

Net capital deficiency

On January 31, 2008, the Company's net capital dropped below the minimum amount required by approximately $(804,000). The deficiency resulted from an error in the classification of an escrow account as an allowable asset. The escrowed funds were released as of February 11, 2008, returning the firm to net capital compliance. Upon discovery of these events, management filed a notification to FINRA to report the violation.

END